Filed by Regal Beloit Corporation

(SEC File No. 001-07283) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Regal Beloit Corporation

(SEC File No. 001-07283)

Talking Points/FAQ for PTS Customers

PLEASE READ FIRST: Guidelines for Using This Document

Overview:

•                 This document is intended to support conversations with PTS customers regarding Regal’s agreement to combine with Rexnord’s Process & Motion Control (PMC) segment and address questions they may have.

•                 As Regal representatives, it is your job to help set a positive tone about this announcement and help customers understand the strategic merits of our combination with PMC.

•                 The objective of your conversations is to provide clear and consistent messages to all customers. It is critical that we speak with one voice.

Do:

•                 Stick to the guidelines and talking points provided in this document.

•                 Resist the urge to over-communicate.

•                 Emphasize that is it business as usual until the transaction closes.

•                 Refer any questions you are unable to answer to Jerry Morton.

•                 Be positive!

Don’t:

•                 Do not speculate or make up an answer if you are asked a question that is not covered in this document. If you are asked a question not covered in this document, refer it to Jerry Morton and respond with the following:

“I am not sure how to answer your question and I don’t want to provide any information that may not be accurate. I am happy to pass your question along and get back to you if I have any additional information to share.”

•                 To that end, refrain from elaborating beyond messages included in the announcement press release and materials below.

•                 Do not distribute this document.

Talking Points

•                 Regal announced an agreement to combine with Rexnord’s Process & Motion Control (PMC) segment. PMC will combine with our PTS segment, creating a world-class provider of power transmission products.

•                 As you may know, PMC is a leading global provider of specialized, highly-engineered power transmission components and solutions, with a strong portfolio of IoT-enabled offerings for OEM and retrofit applications.

•                 Together, we will be a nearly $2 billion global power transmission business with leading brands, cutting-edge technologies, and diversified end markets.

•                 The transaction will combine the respective strengths of both companies to better serve you, including:

o               Access to a complete portfolio of complementary products across the entire drive train, including highly-regarded brands from both Rexnord and Regal Beloit, such as: Regal’s Browning®, Grove Gear®, Hub City®, Jaure®, KopFlex®, McGill®, ModSort®, Sealmaster™, and System Plast® as well as PMC’s Berg™, Cambridge™, Centa®, Falk™, Rexnord™, and Stearns™, among others;1

o               Increased geographic reach, including an expanded presence in North America, Europe, and Asia;

o               Participation in a robust and growing set of end user markets;

o               A world class IoT and digital product, solution, and services experience by combining the capabilities of Regal’s Perceptiv™ and PMC’s DiRXN® digital platforms;

o               Enhanced new product development capabilities to respond more quickly to an evolving set of customer needs, particularly in the realms of energy efficiency and IoT; and

o               Increased reliability, quality, response time, and product availability by utilizing the combined global supply chain of Regal and PMC.

•                 PMC is a terrific cultural fit with Regal. We both prioritize integrity, customer success, continuous improvement, and a passion to win.

o               We are confident that these shared values will help facilitate a smooth transition and support our continued ability to solve our customers’ needs.

•                 Once the transaction closes, the combined mechanical power transmission business will be renamed, “Rexnord, a Regal Company.”

•                 It is important to keep in mind that today’s announcement is just the first step in that process.

o               We expect the transaction to close in the fourth quarter of 2021. The closing of the transaction is subject to the receipt of shareholder and regulatory approvals, and other closing conditions.

o               Until then, both companies will continue to operate independently as we do today.

•                 For now, it is business as usual and nothing will change about the way we work with you.

o               We are focused on continuing to deliver the critical products, services, and technologies on which you depend.

•                 We will keep you updated throughout the process as appropriate.

•                 Thank you for your continued loyalty and partnership.

FAQ

Service and Strategy

1.             How will this affect me? What are the benefits of the transaction for customers?

•                 Together with PMC, we will be able to deliver a superior sales, product, and service experience for our customers.

•                 The transaction will combine the respective strengths of both companies to better serve you. [Refer to specific benefits in talking points above as appropriate.]

•                 Until closing, Regal and PMC remain separate companies and will continue to operate as we do today.

•                 For now, it is business as usual and nothing will change about the way we work with you.

•                 We are focused on continuing to deliver the critical products, services, and technologies on which you depend.

1  Berg, Cambridge, Centa, Falk, Rexnord, and Stearns are trade names or trademarks of Rexnord Corporation and are not the property of Regal Beloit Corporation.

2.             Who will be leading this combined organization?

•                 An experienced team comprised of individuals from both companies will develop a detailed plan for how PMC will be integrated into our PTS segment, including how our leadership will come together.

•                 Our expectation is that an experienced team comprised of individuals from both companies will lead the combined mechanical power transmission business going forward.

3.             Will Rexnord/PMC be a separate segment of Regal or combined with PTS?

•                 Rexnord’s PMC business will combine with Regal’s PTS segment.

4.             Will you be changing any Regal products/brands?

•                 We do not anticipate any change to Regal products, brands, or pricing.

5.             Does this transaction have any impact on pricing?

•                 We do not anticipate any changes to our pricing strategy.

•                 Our focus will be on optimizing our combined capabilities to deliver a superior sales, product, and service experience for our customers.

6.             What will happen to the Rexnord brand?

•                 The Rexnord brand will be part of Regal after the transaction closes.

•                 As a result of this transaction, customers will have access to a complete portfolio of complementary products across the entire drive train, including highly-regarded brands from both Rexnord and Regal. [Refer to brands in talking points above as appropriate.]

7.             Do we now have access to Rexnord products?

•                 Not until after the transaction closes, which is expected in the fourth quarter of 2021. The closing of the transaction is subject to the receipt of shareholder and regulatory approvals, and other closing conditions. Before then, it’s business as usual.

•                 Until closing, Regal and PMC remain separate companies and will continue to operate as we do today.

•                 Once the transaction closes, in most cases, customers will have access to the broader portfolio of complementary products across the entire drive train including highly-regarded brands from both Rexnord and Regal. [Refer to brands in talking points above as appropriate.]

8.             Could this impact your distribution?

•                 Until closing, Regal and PMC remain separate companies and will continue to operate as we do today.

•                 Once the transaction closes, we will be focused on utilizing the combined global supply chains of Regal and PMC for increased reliability, quality, response time, and availability.

9.             Will any of our contracts change? Will my point of contact change?

•                 We do not anticipate any change to Regal products, brands, or pricing.

•                 Until closing, Regal and PMC remain separate companies and will continue to operate as we do today.

•                 It is business as usual and nothing will change about the way we work with you.

Closing and Timing

10.      When do you expect the transaction to be complete?

•                 The transaction is expected to close in the fourth quarter of 2021.

•                 The closing of the transaction is subject to the receipt of shareholder and regulatory approvals, and other closing conditions, each of which takes some time to complete.

11.      What happens between now and closing?

•                 Until the transaction closes, which is expected in the fourth quarter of 2021, both Regal and PMC will continue to operate independently as we do today. The closing of the transaction is subject to the receipt of shareholder and regulatory approvals, and other closing conditions.

•                 We are focused on continuing to deliver the critical products, services, and technologies on which you depend.

•                 We will keep you updated throughout the process as appropriate.

12.      Who can I contact with additional questions?

•                 As always, if you have any questions, please don’t hesitate to reach out to Jerry Morton.

Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Regal Beloit Corporation (the “Company”), Rexnord Corporation (“Rexnord”) or Land Newco, Inc. (“Land”) In connection with the proposed transaction, the Company and Land will file registration statements with the SEC registering shares of Company common stock and Land common stock in connection with the proposed transaction. The Company’s registration statement will also include a joint proxy statement and prospectus relating to the proposed transaction. Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement that will be included in the registration statements and any other relevant documents when they become available, and Company shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they will contain important information about the Company, Rexnord, Land and the proposed transaction. The joint proxy statement/prospectus-information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents (when they are available) can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

Forward Looking Statements

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company’s current estimates, expectations and projections about the Company’s future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the proposed acquisition of Rexnord’s PMC business (the “PMC Business”), the benefits and synergies of the proposed transaction, future opportunities for the Company, the PMC Business and the combined company, and any other statements regarding the Company’s, the PMC Business’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company’s, the PMC Business’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause the Company’s, the PMC Business’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements the Company makes in this communication include: the possibility that the conditions to the consummation of the transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals or the IRS ruling to be sought in connection with the proposed transaction; changes in the extent and characteristics of the common shareholders of Rexnord and the Company and its effect pursuant to the merger agreement for the transaction on the number of shares of Company common stock issuable pursuant to the transaction, magnitude of the dividend payable to Company shareholders pursuant to the transaction and the extent of indebtedness to be incurred by the Company in connection with the transaction; the ability to obtain the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; the possibility that the Company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate the PMC Business; expected or targeted future financial and operating performance and results; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; failure to consummate or delay in consummating the transaction for other reasons; the Company’s ability to retain key executives and employees; risks associated with litigation related to the transaction; the continued financial and operational impacts of and uncertainties relating to the COVID-19 pandemic on customers and suppliers and the geographies in which they operate; uncertainties regarding the ability to execute restructuring plans within expected costs and timing; actions taken by competitors and their ability to effectively compete in the increasingly competitive global electric motor, drives and controls, power generation and power transmission industries; the ability to develop new products based on technological innovation, such as the Internet of Things, and marketplace acceptance of new and existing products, including products related to technology not yet adopted or utilized in geographic locations in which we do business; fluctuations in commodity prices and raw material costs; dependence on significant customers; risks associated with global manufacturing, including risks associated with public health crises; issues and costs arising from the integration of acquired companies and businesses and the timing and impact of purchase accounting adjustments; the Company’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the proposed transaction; prolonged declines in one or more markets, such as heating, ventilation, air conditioning, refrigeration, power generation, oil and gas, unit material handling or water heating; economic changes in global markets, such as reduced demand for products, currency exchange rates, inflation rates, interest rates, recession, government policies, including policy changes affecting taxation, trade, tariffs, immigration, customs, border actions and the like, and other external factors that the Company cannot control; product liability and other litigation, or claims by end users, government agencies or others that products or customers’ applications failed to perform as anticipated, particularly in high volume applications or where such failures are alleged to be the cause of property or casualty claims; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business exits or divestitures; unanticipated costs or expenses that may be incurred related to product warranty issues; dependence on key suppliers and the potential effects of supply disruptions; infringement of intellectual property by third parties, challenges to intellectual property, and claims of infringement on third party technologies; effects on earnings of any significant impairment of goodwill or intangible assets; losses from failures, breaches, attacks or disclosures involving information technology infrastructure and data; cyclical downturns affecting the global market for capital goods; and other risks and uncertainties including, but not limited, to those described in the Company’s Annual Report on Form 10-K on file with the Securities and Exchange Commission and from time to time in other filed reports including the Company’s Quarterly Reports on Form 10-Q. For a more detailed description of the risk factors associated with the Company, please refer to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2019 on file with the Securities and Exchange Commission and its Quarterly Report on Form 10-Q for the period ended September 26, 2020 and subsequent SEC filings. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this communication are made only as of the date of this communication, and the Company undertakes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein to reflect subsequent events or circumstances.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company. However, Rexnord, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Rexnord and the Company in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Rexnord may be found in its Annual Report on Form 10-K filed with the SEC on May 12, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on June 5, 2020. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 26, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 19, 2020.